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                         CONTINENTAL GLOBAL GROUP, INC.
                              438 INDUSTRIAL DRIVE
                             WINFIELD, ALABAMA 35594


                                October 21, 2005


Gary Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549


         RE:  CONTINENTAL GLOBAL GROUP, INC.
              FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
              FILED MARCH 31, 2005
              FILE NO. 333-27665/000-02959

Dear Mr. Todd:

         We write in response to your comment letter dated October 4, 2005, relating to Continental Global Group, Inc.'s ("Continental Global") Annual Report on Form 10-K for the year ended December 31, 2004. Set forth below are the responses of Continental Global. As you may be aware, Continental Global is a voluntary filer of Exchange Act reports. Continental Global has filed Exchange Act reports pursuant to the terms of its two indentures pursuant to which certain secured and unsecured debt securities have been issued. Shares of Continental Global are owned by one stockholder. To the extent that debt remains outstanding or Continental Global otherwise continues to voluntarily file Exchange Act reports, Continental Global will address the items identified below in future filings, to the extent appropriate.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements

Note B. Significant Accounting Policies, page 27

Revenue Recognition, page 27

COMMENT

    1. We note that you sell mining equipment which includes design, manufacturing and testing and that you also provide installation and maintenance in some locations. Tell us how your revenue practices consider the multiple element accounting requirements of EITF 00-21. If you believe that guidance is not applicable, please explain. To the extent applicable, future filings should

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Gary Todd
Reviewing Accountant
October 21, 2005
Page 2


        clarify how you apply the guidance from the Abstract. To the extent applicable, also respond with respect to your other product lines.

RESPONSE

We indicated in our description of business that in the conveyor equipment segment it included the design, manufacture, and testing (and, outside the United States, installation and maintenance). In this segment, where we are furnishing equipment that requires design engineering prior to manufacture, the design and testing of the equipment is performed prior to shipment and are not considered separate deliverables under EITF 00-21 as there is no value of these items to the customer on a stand-alone basis. The cost of this function is included in price of the product. Under these circumstances, revenue is recognized at the time the equipment is shipped to the customer.

In the United Kingdom, we have contracts that may call for the installation of the products we have sold. Under these contracts the revenue for the installation portion of the contract would be separately stated in the contract. The value of installation recognized would be based upon the completion of certain milestones or based upon agreed percent of completion.

Additionally, maintenance is not considered material to our revenues (approximately $2.5 million annually) and is only performed at our Australian subsidiary. The maintenance is separate from the initial agreements and is completed usually several years after the original sale of equipment and primarily consists of the refurbishment of parts. We recognized the revenue on these maintenance items on a cost plus basis or a fixed rate per hour for the labor used in the performance of the maintenance work. Due to the overall immateriality (approximately 1% of consolidated revenues) as well as the separation of this from the original sale (and thus not a multiple deliverable under EITF 00-21), we have not disclosed our policy surrounding the revenue associated with maintenance activities.

For other product lines (manufactured housing products), sales are recognized upon shipment and there is no installation related to those items.

COMMENT

    2.   Unless not significant, please expand future filings to identify and describe post shipment obligations (maintenance, installation, etc. . . .), including disclosure about how those obligations are considered in your revenue practices. Also address customer acceptance provisions, as applicable. Show us how you intend to apply this comment.

RESPONSE

As noted previously, maintenance is not material (approximately $2.5 million annually) and therefore, we have not considered disclosure of the policy necessary. Customer installation only occurs at our United Kingdom operations, which is accounted for under the percentage of completion method as discussed in our Accounting Policies. Based on the above, no revision to the policy note has been made.

Customer acceptance provisions are not deemed material as under section A.3.b of SAB 101, the only right of return or replacement is required if the delivered product is defective or fails to meet the vendor's

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Gary Todd
Reviewing Accountant
October 21, 2005
Page 3


published specifications for the product. Therefore, these amounts are considered as a part of the Company's warranty accruals and are discussed in the policy in the financial statements.


COMMENT

    3. We see that some products are sold through distributors. With respect to transactions with distributors, please tell us why it is appropriate to recognize revenue at shipment. Explain the terms and conditions of transactions with these parties in sufficient detail to support your disclosed accounting policy.

RESPONSE

For the year ending December 31, 2004, sales of $38.8 million in the conveyor equipment segment were sold through distribution. This amounted to 16.2% of total net sales. Sales to distributors are based upon individual purchase orders from time to time covering specific equipment ordered by the individual distributors. The Company's terms and conditions of sale are the standard terms and conditions of sales published by the Company covering all sales in the conveyor equipment segment, including the transfer of title to the distributor upon shipment of the goods. Additionally, right of return provisions exist in most distributor arrangements and these provisions meet the requirements of FAS 48. Due to the overall immateriality of these returns (less than $100,000 per year), no policy has been disclosed related to the rights to return. Revenue associated with these individual purchase orders is recognized when the product is shipped to the distributor.

COMMENT

    4. We see that you use percentage of completion accounting for long-term contracts of the foreign subsidiaries. Please tell us more about the nature, terms and extent of these arrangements, including detail about how the customer arrangements are different from those with domestic customers where revenue is recognized at shipment. Explain why percentage of completion accounting is appropriate in your circumstances. Please be detailed and specific.

RESPONSE

For the year ending December 31, 2004, revenues of $19.1 million or 8.1% of total net sales were recorded under the percentage of completion method of accounting. This revenue was associated primarily with long term contracts in our United Kingdom operation. These contracts are based upon the customer's specific product specifications, where time from award of contract to shipment generally spans a period of one to three years and where progress payments are made. During the process of performing these contracts, a significant amount of cost associated with the engineering design, purchase of material, the manufacture and shipment of the final product and installation would be incurred on a prorate basis during execution of the contract.

Profit on long-term contracts is taken as the work is carried out only if the final outcome can be assessed with reasonable certainty. The profit included is calculated to reflect the proportion of the work carried out by recording revenue and related costs as contract activity progresses. Revenue is calculated as that

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Gary Todd
Reviewing Accountant
October 21, 2005
Page 4


proportion of total contract value which costs incurred to date bear to total expected costs for that contract. Revenues derived from variations on contracts are recognized only when they have been accepted by the customer. Full provision is made for losses on all contracts in the period in which they are first foreseen.

         In connection with the foregoing responses, Continental Global hereby acknowledges that:

         o Continental Global is responsible for the adequacy and accuracy of disclosure in the aforementioned filing;

         o Comments of the Securities and Exchange Commission ("SEC") staff or changes to disclosure in response to such staff comments does not foreclose the SEC from taking any action with respect to the aforementioned filing; and

         o Continental Global may not assert comments of the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

         If you have any questions on the foregoing responses, please feel free to contact me at (205) 487-1965.


                                      Sincerely,

                                      Continental Global Group, Inc.

                                      /s/ Jimmy L. Dickinson
                                      ------------------------------------------
                                      Jimmy L. Dickinson,
                                      Vice President and Chief Financial Officer